July 3, 2024

VIA EDGAR

Tyler Howes

Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	NKGen Biotech, Inc.
Registration Statement on Form S-1, as amended Filed October 19, 2023 File No. 333-275094

Dear Mr. Howes and Mr. Drory:

NKGen Biotech, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-275094), be accelerated and that it be declared effective on Monday July 8, 2024 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Michael J. Blankenship of Winston & Strawn LLP at (713) 651-2678.

Very truly yours,

NKGEN BIOTECH, INC.

By:	/s/ Paul Song
	Name:	Paul Song
	Title:	Chief Executive Officer

cc:	Michael J. Blankenship
Winston & Strawn LLP